Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated May 22, 2025 relating to the financial statements of Silvercorp Metals Inc. (“Silvercorp”) and the effectiveness of Silvercorp’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended March 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
June 5, 2025
Vancouver, Canada